[BAKER BOTTS L.L.P. LETTERHEAD]

August 27, 2009

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Schedule 13E-3
 Amendment No. 2 to Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.
Schedule 13E-3
 Amendment No. 3 to Form S-4 (File No. 333-158795)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 2 to its preliminary Schedule 14A (the "Proxy Statement/Prospectus"), originally filed on June 8, 2009 and amended by Amendment No. 1 filed on July 30, 2009. Liberty Entertainment, Inc. ("LEI") hereby electronically files under the Exchange Act, Amendment No. 3 to its Registration Statement on Form S-4 (the "Form S-4") originally filed on April 24, 2009, as amended by Amendment No. 1 filed on June 8, 2009 and Amendment No. 2 ("Amendment No. 2") filed on July 30, 2009, of which the Proxy Statement/Prospectus forms a part. Liberty Media and LEI together hereby electronically file under the Exchange Act Rule 13E-3 Transaction Statement on Schedule 13E-3.

        Set forth below are responses to the comments contained in your letter to Liberty Media, dated August 17, 2009 (the "SEC Letter"), regarding the Proxy Statement/Prospectus and Amendment No. 2. For your convenience, each of our responses is preceded by the Staff's comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

General

1.
Comment: We considered your July 15, 2009 response to comment six from our letter dated July 8, 2009 and your July 24, 2009 response to comment one from our letter dated July 21, 2009. On July 30, 2009, we communicated to counsel for Liberty Media Corporation that we are unable to agree that the exception under Rule 13-e3(g)(2) is available and that a Schedule 13E-3 must be filed in connection with your proposed transactions. Please tell us when you intend to file the Schedule 13E-3. Because we will need to consider the revisions to the proxy materials incorporated by reference into the Schedule 13E-3 subsequent to filing, please allow adequate time for staff review as well as to resolve any further comments we may that result from the additional disclosure requirements of Schedule 13E-3.

        Response:    As indicated above, we are filing the Schedule 13E-3 concurrently with the filing of the Proxy Statement/Prospectus and Amendment No. 2 and have included the related disclosure in the applicable locations throughout the Proxy Statement/Prospectus.

Dear Stockholder Letter, page ii

2.
Comment: Please clarify here that the company is seeking ratification of the transaction proposals by the disinterested shareholders of Series A and Series B Liberty Entertainment common stock. Also clarify here that shareholder ratification of the transaction proposals is not required by

  Delaware law or the company's charter, and briefly explain why the company is seeking shareholder ratification.

        Response:    We have revised the disclosure in response to the Staff's comment.

DTV Business Combination, page 24

3.
Comment: As only the disinterested Liberty Entertainment stockholders are voting on the transaction proposals, please present the information about the transaction proposals from the perspective of the disinterested stockholders and explain how the proposals affect their investments. In this regard, please provide additional disclosure throughout the proxy statement of how these proposals will impact the disinterested, as compared to the interested, Liberty Entertainment stockholders. For example, compare the percentage economic and voting interests of each series of the Liberty Entertainment disinterested stockholders versus the interested stockholders (1) in Liberty Media before the split-off, (2) in LEI after the split-off and (3) in Holdings after the DTV business combination. This is just one example.

        Response:    We have included additional disclosure throughout the Proxy Statement/Prospectus addressing the impact of the transactions on the disinterested holders of Liberty Entertainment common stock.

Background of the DTV Business Combination, page 83

4.
Comment: We note your response to comment 25 in our letter dated July 8, 2009, and the revised disclosure at page 86. Please explain more specifically how the $160 million additional consideration to the Malone Group was determined and valued.

        Response:    We have revised the disclosure in response to the Staff's comment.

5.
Comment: We note your response to comment 30 in our letter dated July 8, 2009, and the revised disclosure at page 94. Please advise us supplementally how the grant of such a significant number of options under the nonemployee director plan was compatible with the provisions of the plan, as requested in the original comment.

        Response:    The nonemployee director plan (the plan) is intended to encourage the directors to increase their proprietary interest in Liberty Media's businesses and their personal interest in the continued success and progress of the Liberty Media. The plan is further intended to attract and retain qualified individuals to serve as nonemployee directors of Liberty Media. The plan vests the Liberty Media board, as the administrator of the plan, with broad and exclusive authority to interpret the plan. Section 3.3 of the plan states, in pertinent part, that "each action and determination made or taken pursuant to the Plan by the Board, including any interpretation or construction of the Plan, shall be final and conclusive for all purposes and upon all Persons."

        During the structuring of the DTV Business Combination, it came to light that Mr. Bennett's position as a director of Liberty Media and his significant equity interest in Liberty Media (particularly with respect to the high-vote Series B shares) required that Mr. Bennett either resign from the board and agree to limited restrictions relating to his Liberty Entertainment common stock or remain on the board and agree to significant restrictions relating to his Liberty Entertainment common stock, in either such case, to assist in the preservation of the tax-free treatment of the overall transaction. In light of Mr. Bennett's extensive knowledge of Liberty Media and the value he contributes as a director, the Liberty Media board (with Mr. Bennett abstaining) determined that it would be preferable to negotiate the more onerous restrictions related to Mr. Bennett's equity ownership rather than lose Mr. Bennett as a member of the board. To achieve this end, Mr. Bennett was required to agree to make the bulk of his investment in Liberty Entertainment common stock illiquid prior to the closing of the DTV

Business Combination and to forfeit his rights to acquire any high-vote shares upon the exercise of his fully-vested stock options, among other things. To compensate Mr. Bennett for his potential economic losses, the board determined to grant Mr. Bennett an award of options to acquire LMDIA shares with a Black-Scholes value of approximately $2.5 million. The board chose to make this grant under the plan because the grant enabled Liberty Media to retain Mr. Bennett's services as a director while also enabling him to hold a proprietary interest in Liberty Media's businesses and a personal interest in its success and progress. The board believed the grant was a proper exercise of its authority consistent with the terms of the plan.

Opinion of Financial Advisor to the Liberty Media Board, page 99

6.
Comment: Please highlight here and throughout the proxy statement that the opinion of Goldman Sachs on the fairness of the LEI exchange ratio pursuant to the DTV merger agreement addresses holders of both series of Liberty Entertainment common stock (other than the Malones and their affiliates) who receive shares of LEI common stock as a result of the split-off taken in the aggregate rather than each class separately. Discuss why the Liberty Media board did not request a fairness opinion regarding each series of Liberty Entertainment common stock.

        Response:    We have revised the disclosure in response to the Staff's comment.

The Split-Off, page 112

Accounting Treatment, page 120

7.
Comment: Please tell us how you have considered the guidance contained in paragraph 810-10-40-6 of the FASB Accounting Standards Codification (formerly paragraph 37 of SFAS 160) in your proposed accounting for the split-off, merger, and other arrangements. If you believe the guidance is inapplicable, clarify the basis for your conclusion. Unless it is clearly not relevant, please address the referenced guidance.

In regards to your response, it appears that you have established a much higher threshold in your analysis of whether the multiple arrangements should be viewed as a single transaction. When looking at the guidance, as provided by item (c), one indication that you should view the arrangements as a single transaction is that the business combination is dependent on the completion of the split-off. Another indication that you should view the arrangements as a single transaction, as provided by item (a), is that the split-off and merger were "entered into at the same time or in contemplation of one another." This conclusion is based upon the discussion included in your January 22nd preliminary proxy statement under Background and Reasons for the Redemption Proposal. A third indication, as provided by item (b), is that the two arrangements appear to "form a single transaction designed to achieve an overall commercial effect." The overall commercial effect is that the transaction: clarifies DIRECTV's capital structure, reduces its shares outstanding, eliminates stock overhang and arbitrage issues, and provides DIRECTV with strategic content businesses. In addition, the transaction offers value to Liberty's shareholders by eliminating the discount in their tracking stock structure and allows them to continue to participate directly in the strong performance of DIRECTV.

In summary, we believe there are strong indications that your arrangements should be viewed as one, and that the weight of these indications is greater than the competing indications articulated in your prior response. Please address our concerns or revise your accounting if necessary.

        Response:    It is our understanding that this comment has been resolved following the Staff's review of correspondence supplementally provided by Liberty Media on August 19, 2009.

8.
Comment: In addition, please tell us how your accounting for the split-off will change if the split-off, the merger, and any other arrangements are viewed as one single transaction.

        Response:    It is our understanding that this comment has been resolved following the Staff's review of correspondence supplementally provided by Liberty Media on August 19, 2009.

Agreements Relating to the DTV Business Combination, page 139

Merger Agreement, page 139

9.
Comment: We note your response to comment 41 in our letter dated July 8, 2009, and the revised disclosure at page 139. Please be advised that, notwithstanding the general disclaimer regarding non-reliance on the covenants in the merger agreement relating to the conduct of the parties during the pendency of the transaction, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise your disclosure, as appropriate.

        Response:    Liberty Media acknowledges that it is responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement/Prospectus not misleading and has determined that no such additional disclosures are required.

* * *

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

Liberty Media Corporation
Charles Y. Tanabe